FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

____________________
/s/Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

October 30, 2014

(All amounts are expressed in thousands of S/. unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2013 AND 2014 AND FOR THE NINE-MONTH PERIOD ENDED IN THIS DATE

(All amounts are expressed in thousands of S/. unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2013 AND 2014 AND FOR THE NINE-MONTH PERIOD ENDED IN THIS DATE

CONTENTS

Condensed Interim Consolidated Statement of Financial Position

Condensed Interim Consolidated Income Statement

Condensed Interim Consolidated Statement of Comprehensive Income

Condensed Interim Consolidated Statement of Shareholders’ Equity

Condensed Interim Consolidated Statement of Cash Flows

Notes to the Condensed Interim Consolidated Financial Statements

S/.          =      New Peruvian Sol
US$       =      United States dollar

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AT DECEMBER 31, 2013 (AUDITED) AND AT SEPTEMBER 30, 2014 (UNAUDITED)

ASSETS				LIABILITIES AND EQUITY
		At				At
		December 31,	September 30,			December 31,	September 30,
	Note	2013	2014		Note	2013	2014

Current assets				Current liabilities
Cash and cash equivalents		959,415	897,259	Borrowings	12	486,119	1,171,089
Trade accounts receivables		521,872	686,194	Trade accounts payable		991,397	1,074,677
Outstanding work in progress		971,743	1,244,223	Accounts payable to related parties	9	25,585	45,310
Accounts receivable from related parties	9	83,850	105,588	Current taxes		159,234	133,249
Other accounts receivable		556,696	565,652	Other accounts payable		745,094	754,582
Inventories		762,797	884,421	Other provisions	13	8,895	14,542
Prepaid expenses		25,686	42,689	Total current liabilities		2,416,324	3,193,449
Non-current assets classified as held for sale		21,474	19,445
Total current assets		3,903,533	4,445,471	Non-current liabilities
				Borrowings	12	309,703	361,944
Non-current assets				Long-term trade accounts payable		2,157	5,049
Long-term trade accounts receivable		591,917	603,902	Other long-term accounts payable		205,396	193,076
Long-term outstanding work in progress		-	7,070	Other provisions	13	43,418	34,111
Other long-term accounts receivable		38,151	43,040	Derivative financial instruments		3,911	2,910
Available-for-sale financial assets	8	88,333	88,333	Deferred income tax liability		138,554	95,683
Investments in associates and joint ventures	10	87,967	152,088	Total non-current liabilities		703,139	692,773
Investment property		36,945	36,661	Total liabilities		3,119,463	3,886,222
Property, machinery and equipment	11	952,906	1,072,334
Intangible assets	11	480,885	545,759	Equity	14
Deferred income tax asset		135,521	152,492	Capital		660,054	660,054
Total non-current assets		2,412,625	2,701,679	Legal reserve		111,657	132,011
				Premium for share issuance		1,027,533	976,110
				Other comprehensive income		18,423	(6,775)
				Retained earnings		947,766	1,049,112
				Equity attributable to controlling interest in the Company		2,765,433	2,810,512
				Non-controlling interest		431,262	450,416
				Total equity		3,196,695	3,260,928
		6,316,158	7,147,150			6,316,158	7,147,150

The accompanying notes on pages 7 to 23 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF INCOME

		For the nine-month period
		ended September 30,
	Note	2013	2014

Revenues from construction activities		2,752,996	3,403,546
Revenues from services provided		1,202,849	1,271,878
Revenue from real estate and sale of goods		289,848	223,592
		4,245,693	4,899,016

Cost of construction activities		(2,431,744)	(3,034,568)
Cost of services provided		(924,606)	(1,034,910)
Cost of real estate and goods sold		(186,018)	(144,061)
	15	(3,542,368)	(4,213,539)
Gross profit		703,325	685,477

Administrative expenses	15	(264,130)	(307,515)
Other income and expenses		20,665	12,075
Other gains, net		138	491
Operating profit		459,998	390,528

Financial expenses		(399,255)	(339,300)
Financial income		300,416	295,804
Dividends received		-	6,924
Share of the profit or loss in associates and joint
ventures under the equity method of accounting		32,603	33,308
Profit before income tax		393,762	387,264
Income tax	16	(128,183)	(105,047)
Profit for the period		265,579	282,217

Profit attributable to:
Owners of the Company		203,935	235,294
Non-controlling interest		61,644	46,923
		265,579	282,217

Earnings per share from continuing operations
attributable to owners of the Company during
the nine-month period ended		0.351	0.356

Weighted average number of shares in issue
at S/.1.00 each, at September 30,		660,054	660,054

The accompanying notes on pages 7 to 23 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the nine-month period
	ended September 30,
	2013	2014

Profit for the period	265,579	282,217
Other comprehensive income:
Items that will not be reclassified to profit or loss
Adjustment for actuarial gains and losses, net of tax	(4,842)	(1,931)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	3,412	485
Foreign currency translation adjustment, net of tax	6,359	(32,812)
	9,771	(32,327)
Other comprenhensive income for the period, net of tax	4,929	(34,258)
Total comprehensive income for the period	270,508	247,959

Comprehensive income attributable to:
Controlling interest in the Company	207,304	208,629
Non-controlling interest	63,204	39,330
	270,508	247,959

The accompanying notes on pages 7 to 23 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN NET SHAREHOLDERS' EQUITY
FOR THE PERIODO ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2014

		Attributable to the controlling interests of the Company
	Number			Premium	Other
	of shares		Legal	for issuance	comprehensive	Retained		Non-controlling
	In thousands	Capital	reserve	of shares	income	earnings	Total	interest	Total

Balances as of January 1, 2013	558,284	558,284	107,011	6,656	(3,716)	723,972	1,392,207	391,035	1,783,242
Profit for the period	-	-	-	-	-	203,935	203,935	61,644	265,579
Cash flow hedge	-	-	-	-	3,241	-	3,241	171	3,412
Adjustment for actuarial gains and losses	-	-	-	-	-	(3,632)	(3,632)	(1,210)	(4,842)
Foreign currency translation adjustment	-	-	-	-	3,760	-	3,760	2,599	6,359
Comprehensive income of the period	-	-	-	-	7,001	200,303	207,304	63,204	270,508
Transactions with shareholders:
- Transfer to legal reserve	-	-	4,646	-	-	(4,646)	-	-	-
- Dividend distribution	-	-	-	-	-	(86,986)	(86,986)	(27,054)	(114,040)
- Issuance of shares	101,770	101,770	-	1,060,865	-	-	1,162,635	-	1,162,635
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	15,550	15,550
- Additional acquisition of non-controlling	-	-	-	(2,787)	-	(1,215)	(4,002)	(8,754)	(12,756)
- Deconsolidation of subsidiaries	-	-	-	-	-	-	-	(6,842)	(6,842)
- Purchase of subsidiaries	-	-	-	-	-	-	-	15,985	15,985
Total transactions with shareholders	101,770	101,770	4,646	1,058,078	-	(92,847)	1,071,647	(11,115)	1,060,532
Balances as of September 30, 2013	660,054	660,054	111,657	1,064,734	3,285	831,428	2,671,158	443,124	3,114,282

Balances as of January 1, 2014	660,054	660,054	111,657	1,027,533	18,423	947,766	2,765,433	431,262	3,196,695
Profit for the period	-	-	-	-	-	235,294	235,294	46,923	282,217
Cash flow hedge	-	-	-	-	461	-	461	24	485
Adjustment for actuarial gains and losses	-	-	-	-	-	(1,467)	(1,467)	(464)	(1,931)
Foreign currency translation adjustment	-	-	-	-	(25,659)	-	(25,659)	(7,153)	(32,812)
Comprehensive income of the period	-	-	-	-	(25,198)	233,827	208,629	39,330	247,959
Transactions with shareholders:
- Transfer to legal reserve	-	-	20,354	-	-	(20,354)	-	-	-
- Dividend distribution	-	-	-	-	-	(112,127)	(112,127)	(50,705)	(162,832)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	49,979	49,979
- Additional acquisition of non-controlling	-	-	-	(51,423)	-	-	(51,423)	(15,209)	(66,632)
- Returns additional capital from non-controlling interests	-	-	-	-	-	-	-	(4,241)	(4,241)
Total transactions with shareholders	-	-	20,354	(51,423)	-	(132,481)	(163,550)	(20,176)	(183,726)
Balances as of September 30, 2014	660,054	660,054	132,011	976,110	(6,775)	1,049,112	2,810,512	450,416	3,260,928

The accompanying notes on pages 7 to 23 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

		For the nine-month period
		ended September 30,
	Note	2013	2014

OPERATING ACTIVITIES
Profit before income tax		393,762	387,264
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	15	141,498	135,735
Amortization of other assets	15	58,094	60,891
Impairment of inventory		1,516
Other provisions		516	8,655
Share of the profit and loss in associates
under the equity method of accounting		(32,604)	(33,308)
Reversal of provisions		(6,932)	(7,748)
Profit on sale of property, plant and equipment		(496)	(5,693)
Foreign exchange gains on investing activities		-	(23,685)
Foreign exchange gains on operating activities		6,031	(11,370)
Net variations in assets and liabilities:
Decrease trade accounts receivable		(484,438)	(450,356)
Decrease in other accounts receivable		(265,384)	(14,932)
Decrease in other accounts receivable from related parties		(16,059)	(21,659)
Decrease in inventories		(44,174)	(121,134)
Decrease in pre-paid expenses and other assets		(1,048)	(15,897)
Decrease (increase) in trade accounts payable		12,114	82,122
Increase in other accounts payable		(125,022)	12,319
Increase in other accounts payable to related parties		8,920	18,826
Decrease in other provisions		(1,068)	(5,607)
Payments for intangible purchase - Concessions		(1,721)	(41,873)
Payment of income tax		(176,533)	(185,242)
Net cash applied to operating activities		(533,028)	(232,692)

INVESTING ACTIVITIES
Sale of property, machinery and equipment		15,773	34,226
Dividends received		4,420	18,822
Payment for Investment in associates		-	(54,868)
Payment for purchase of property investments		(2,398)	(1,326)
Payments for intangible purchase		(17,747)	(54,085)
Direct cash inflow (outflow) from acquisition of subsidiaries		(88,343)	(6,594)
Payments for fixed asset purchase		(152,123)	(188,254)
Net cash applied to investing activities		(240,418)	(252,079)

FINANCING ACTIVITIES
Loans received		1,202,848	1,522,923
Amortization of loans received		(1,121,396)	(900,377)
Interest payment		(54,627)	(27,205)
Dividends paid to owners of the parent		(86,986)	(112,127)
Dividends paid to non-controlling interest		(27,054)	(50,706)
Cash received (contribution return) to non-controlling shareholders		15,550	43,454
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		(12,756)	(66,632)
Capital contribution		1,148,424	-
Net cash provided by financing activities		1,064,003	409,330
Net decrease in cash		290,557	(75,441)
Cash decrease in deconsolidation		(5,816)	1,915
Exchange gains on cash and cash equivalents		(6,031)	11,370
Cash and cash equivalents at the beginning of the year		780,114	959,415
Cash and cash equivalents at the end of the period		1,058,824	897,259

NON-CASH TRANSACTIONS:
Acquisition of assets through finance leases		36,490	141,836
Adjustment for deconsolidation LQS SA and SEC		17,183	-

The accompanying notes on pages 7 to 23 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2013 AND 2014 (UNAUDITED), AND AT DECEMBER 31, 2013 (AUDITED)

1	GENERAL INFORMATION

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and its principal activity is the holding of investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to Group companies; it is also engaged in the leasing of offices to Group companies and third parties.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession operation), real estate businesses and technology services.

These condensed interim consolidated financial statements as of September 30, 2014 have been prepared and authorized for issuance by the Chief Financial Officer on on October 30, 2014.

2	BASIS OF PREPARATION

These condensed interim consolidated financial statements for the nine-month period ended September 30, 2014 have been prepared in accordance with (IAS 34) “Interim financial reporting”.  The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the year-end financial statements at December 31, 2013

4	FINANCIAL RISK MANAGEMENT

4.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; these should be read in conjunction with the Group’s annual financial statements as of December 31, 2013.  There have been no changes since year-end in the risk management department of the Group or in any risk management policies.

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

4.1.1 Market risk –

Compared to year end, no new material market risk hedging arrangements have occurred.

4.1.2 Credit risk –

Compared to year end, the Group has no exposure to any new relevant credit risk.

4.1.3 Liquidity risk -

Compared to year end, no major changes in undiscounted contractual cash flows have occurred, except for changes in the structure of the Group’s liabilities, resulting from an increase in the short-term debt, mainly for working capital.

The following table categorizes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Less than 1	From 1 to 2	From 2 to 5	Over
	year	years	years	5 years	Total

As of December 31, 2013
Borrowing (except for
finance leases)	371,302	118,347	64,698	-	554,347
Finance leases liabilities	115,698	82,492	87,829	22,912	308,931
Trade accounts payable	991,397	2,157	-	-	993,554
Accounts payable to related parties	25,585	-	-	-	25,585
Other accounts payable	215,413	28,745	5,197	2,354	251,709
Trading and net settled derivative
financial instruments
(interest rate swaps)	1,773	2,138	-	-	3,911
	1,721,168	233,879	157,724	25,266	2,138,037

As of September 30, 2014
Borrowing (except for
finance leases)	1,076,847	118,928	44,437	-	1,240,212
Finance leases liabilities	133,989	84,593	137,054	14,514	370,150
Trade accounts payable	1,074,677	5,049	-	-	1,079,726
Accounts payable to related parties	45,310	-	-	-	45,310
Other accounts payable	479,293	50,085	10,697	3,819	544,371
Trading and net settled derivative
financial instruments
(interest rate swaps)	772	2,138		-	2,910
	2,810,888	260,793	192,188	18,810	3,282,679

4.2 Capital management -

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as total ‘equity’ as shown in the consolidated statement of financial position plus net debt.

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

As of December 31, 2013, no gearing ratio was part of the analysis because cash surpluses were higher than financial obligations and equity had not been used to secure compliance with financial obligations as it is shown in the table below. As of September 30, 2014, due to the fact that the Company has acquired significant borrowings, the Company’s strategy was to maintain a gearing ratio between 0.03 and 1.00.

	December 31,	September 30,
	2013	2014

Total borrowing	795,822	1,533,033
Less: Cash and cash equivalents	(959,415)	(897,259)
Net debt	(163,593)	635,774
Total equity	3,196,695	3,260,928
Total capital	3,033,102	3,896,702

Gearing ratio	0.00	0.16

4.3 Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established:

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability (level 1), either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The only financial instruments measured at fair value by the Group are interest rate swaps (variable to fixed), forward foreign exchange contracts (mostly euros and U.S. dollars) and available-for-sale investments. The measurement at fair value of these instruments corresponds to the characteristics of Level 2 and has been determined based on the present value of discounted future cash flows.  During the nine-month period ended September 30, 2014 there were no changes in the levels of measurement of financial instruments at fair value.

The carrying amount of cash and cash equivalents corresponds to its fair value. The Group considers that the carrying amount of short-term accounts receivable and payable approximates fair value. The fair value of financial liabilities has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Group for similar financial instruments.

Fair value hierarchy -

The following table presents the Group’s financial assets and liabilities that are measured at fair value as of September 30, 2014.

	Level 1	Level 2	Level 3	Total

Liabilities:
Derivative financial instruments - Cash
flow hedging	-	2,910	-	2,910
Total liabilities	-	2,910	-	2,910

There were no transfers between Levels 1, 2 and 3 during the period.

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Preparation of the condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2013.

6	SEASONALITY OF OPERATIONS

The Group shows no material seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

7	SEGMENT REPORTING

Operating segments are reported consistent with the internal reports that are reviewed by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate, (iv) technical services and (v) the operation of the Parent Company (Holding).

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported to the Corporate General Manager are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers.

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2013
Assets.-
Cash and cash equivalents	265,788	17,764	80,785	23,318	445	43,026	46,469	481,820	-	959,415
Trade Accounts receivable	265,544	29,527	12,347	4,090	-	17,938	192,382	44	-	521,872
Outstanding work in progress	734,976	6,966	2,433	31,187	37,489	-	158,692	-	-	971,743
Accounts receivable from related parties	107,732	4,083	18,660	163	-	561	53,845	733,645	(834,839)	83,850
Other accounts receivable	364,414	26,840	11,180	34,263	4,557	17,939	65,794	33,469	(1,760)	556,696
Inventories	90,671	7,741	-	11,927	-	590,567	63,912	487	(2,508)	762,797
Prepaid expenses	7,440	1,318	5,442	4,394	3	2,596	4,130	363	-	25,686
Non-current assets classified as held for sale	21,474	-	-	-	-	-	-	-	-	21,474
Total Current assets	1,858,039	94,239	130,847	109,342	42,494	672,627	585,224	1,249,828	(839,107)	3,903,533

Long-term trade accounts receivable	-	-	-	591,917	-	-	-	-	-	591,917
Long-term trade accounts receivable from related parties	-	-	-	-	-	-	-	57,501	(57,501)	-
Other long-term accounts receivable	-	-	10,081	-	1,858	11,811	12,301	2,100	-	38,151
Available-for-sale financial asset	-	1,058	-	-	-	-	2	88,333	(1,060)	88,333
Investments in associates and joint ventures	153,556	7,287	-	-	-	16,297	10,454	837,889	(937,516)	87,967
Investment property	-	-	-	-	-	36,945	-	-	-	36,945
Property, plant and equipment	534,067	190,844	3,919	6,724	-	5,636	114,081	103,840	(6,205)	952,906
Intangible assets	174,771	101,978	145,711	6,450	1,151	957	18,883	15,282	15,702	480,885
Deferred income tax asset	68,699	644	4,258	8,765	-	4,860	42,119	1,264	4,912	135,521
Total non-current assets	931,093	301,811	163,969	613,856	3,009	76,506	197,840	1,106,209	(981,668)	2,412,625
Total assets	2,789,132	396,050	294,816	723,198	45,503	749,133	783,064	2,356,037	(1,820,775)	6,316,158

Liabilities.-
Borrowings	195,083	33,847	46,007	-	5,869	77,854	126,872	587	-	486,119
Trade accounts payable	751,097	19,950	3,353	9,912	280	42,484	160,104	4,217	-	991,397
Accounts payable to related parties	43,373	877	25,572	642,510	24,058	21,493	77,613	24,928	(834,839)	25,585
Current taxes	117,087	3,477	2,515	81	366	3,161	30,498	2,049	-	159,234
Other accounts payable	526,994	10,882	42,891	879	-	72,617	79,050	11,781	-	745,094
Other provisions	-	4,207	3,846	-	-	-	842	-	-	8,895
Total current liabilities	1,633,634	73,240	124,184	653,382	30,573	217,609	474,979	43,562	(834,839)	2,416,324

Borrowings	127,067	86,334	9,780	-	-	52,318	31,367	2,837	-	309,703
Long-term trade accounts payable	-	-	-	2,157	-	-	-	-	-	2,157
Accounts payables to related parties	-	-	-	-	-	28,500	29,001	-	(57,501)	-
Other long-term accounts payable	124,344	-	462	-	-	9,723	69,957	910	-	205,396
Other provisions	14,832	4,668	-	-	-	-	23,918	-	-	43,418
Derivative financial instruments	-	3,563	-	201	-	147	-	-	-	3,911
Deferred income tax liability	119,367	453	166	-	340	7,074	5,864	3,599	1,691	138,554
Total non-current liabilities	385,610	95,018	10,408	2,358	340	97,762	160,107	7,346	(55,810)	703,139
Total liabilities	2,019,244	168,258	134,592	655,740	30,913	315,371	635,086	50,908	(890,649)	3,119,463
Equity	622,900	211,431	120,407	50,594	14,590	152,713	125,736	2,295,245	(828,183)	2,765,433
Non-controlling interest	146,988	16,361	39,817	16,864	-	281,049	22,242	9,884	(101,943)	431,262
Total liabilities and equity	2,789,132	396,050	294,816	723,198	45,503	749,133	783,064	2,356,037	(1,820,775)	6,316,158

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of September 30, 2014
Assets.-
Cash and cash equivalents	188,280	31,512	65,749	51,682	6,806	51,829	36,073	465,328	-	897,259
Trade Accounts receivable	384,173	54,932	42,566	57,848	-	30,501	116,174	-	-	686,194
Outstanding work in progress	1,036,610	3,751	-	-	22,694	-	181,168	-	-	1,244,223
Accounts receivable from related parties	119,327	8,970	327	168	-	3,710	55,605	554,093	(636,612)	105,588
Other accounts receivable	335,894	25,118	10,948	35,381	3,393	12,438	74,384	67,037	1,059	565,652
Inventories	140,357	7,684	-	12,230	-	656,543	69,018	486	(1,897)	884,421
Prepaid expenses	9,144	1,716	4,338	15,773	428	1,901	7,714	1,675	-	42,689
Non-current assets classified as held for sale	19,445	-	-	-	-	-	-	-	-	19,445
Total Current assets	2,233,230	133,683	123,928	173,082	33,321	756,922	540,136	1,088,619	(637,450)	4,445,471

Long-term trade accounts receivable	-	13,079	-	590,823	-	-	-	-	-	603,902
Long-term outstanding work in progress	-	-	7,070	-	-	-	-	-	-	7,070
Long-term trade accounts receivable from related parties	-	-	-	-	-	-	-	143,727	(143,727)	-
Other long-term accounts receivable	-	-	11,842	2,548	1,587	12,487	12,398	2,178	-	43,040
Available-for-sale financial asset	-	1,058	-	-	-	-	2	88,333	(1,060)	88,333
Investments in associates and joint ventures	159,331	7,188	-	-	-	60,071	10,302	934,721	(1,019,525)	152,088
Investment property	-	-	-	-	-	36,661	-	-	-	36,661
Property, plant and equipment	571,425	209,343	2,098	12,683	-	6,307	165,562	111,581	(6,665)	1,072,334
Intangible assets	153,383	121,079	196,265	6,280	1,113	1,161	35,033	16,531	14,914	545,759
Deferred income tax asset	87,336	1,340	2,639	1,962	-	624	53,929	1,397	3,265	152,492
Total non-current assets	971,475	353,087	219,914	614,296	2,700	117,311	277,226	1,298,468	(1,152,798)	2,701,679
Total assets	3,204,705	486,770	343,842	787,378	36,021	874,233	817,362	2,387,087	(1,790,248)	7,147,150

Liabilities.-
Borrowings	442,220	23,959	78,979	404,546	-	103,063	117,718	604	-	1,171,089
Trade accounts payable	826,438	32,918	661	14,855	65	42,958	150,594	6,188	-	1,074,677
Accounts payable to related parties	197,224	22,054	36,396	283,856	19,582	23,351	95,070	4,389	(636,612)	45,310
Current taxes	102,876	8,746	47	108	222	1,359	18,389	1,502	-	133,249
Other accounts payable	501,558	17,276	41,844	955	124	79,590	97,134	16,101	-	754,582
Other provisions	-	7,098	578	-	-	-	6,866	-	-	14,542
Total current liabilities	2,070,316	112,051	158,505	704,320	19,993	250,321	485,771	28,784	(636,612)	3,193,449

Borrowings	137,377	99,580	3,888	-	-	45,921	72,784	2,394	-	361,944
Long-term trade accounts payable	-	-	2,892	2,157	-	-	-	-	-	5,049
Accounts payables to related parties	-	-	-	-	-	109,126	34,261	-	(143,387)	-
Other long-term accounts payable	121,095	-	477	4,047	-	7,196	59,427	834	-	193,076
Other provisions	9,695	5,927	-	-	-	-	18,489	-	-	34,111
Derivative financial instruments	-	2,910	-	-	-	-	-	-	-	2,910
Deferred income tax liability	68,847	588	5	-	304	5,465	6,990	13,484	-	95,683
Total non-current liabilities	337,014	109,005	7,262	6,204	304	167,708	191,951	16,712	(143,387)	692,773
Total liabilities	2,407,330	221,056	165,767	710,524	20,297	418,029	677,722	45,496	(779,999)	3,886,222
Equity	656,910	247,100	137,766	57,641	15,724	152,687	114,072	2,331,882	(903,270)	2,810,512
Non-controlling interest	140,465	18,614	40,309	19,213	-	303,517	25,568	9,709	(106,979)	450,416
Total liabilities and equity	3,204,705	486,770	343,842	787,378	36,021	874,233	817,362	2,387,087	(1,790,248)	7,147,150

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the nine-month period
ended Sep 30, 2013

Revenue	2,930,313	198,867	128,031	78,830	42,366	230,199	811,448	38,769	(213,130)	4,245,693
Gross profit	378,975	67,679	46,722	10,397	2,943	85,592	141,409	(3,988)	(26,404)	703,325
Administrative expenses	(154,986)	(12,191)	(4,642)	(5,776)	(291)	(15,683)	(104,388)	(5,908)	39,735	(264,130)
Other income and expenses	8,188	(427)	208	(100)	(3)	(610)	15,411	(1,175)	(827)	20,665
Other gains (losses) , net	-	244	-	-	-	(106)	-	-	-	138
Profit before interests
and taxes	232,177	55,305	42,288	4,521	2,649	69,193	52,432	(11,071)	12,504	459,998
Financial expenses	(177,691)	(21,775)	(17,399)	(54,698)	(61)	(13,620)	(31,633)	(85,173)	2,795	(399,255)
Financial income	159,692	10,547	14,402	30,707	33	1,430	17,753	85,062	(19,210)	300,416
Dividends received	-	-	-	-	-	-	-	79,528	(79,528)	-
Share of the profit or loss
in associates under the equity
method of accounting	39,281	627	-	-	-	71	636	685	(8,697)	32,603
Profit before income tax	253,459	44,704	39,291	(19,470)	2,621	57,074	39,188	69,031	(92,136)	393,762
Income tax	(81,125)	(13,589)	(11,170)	5,749	(788)	(15,413)	(11,602)	(1,194)	949	(128,183)
Net profit for the period	172,334	31,115	28,121	(13,721)	1,833	41,661	27,586	67,837	(91,187)	265,579

Profit attributable to:

Controlling interest in the Group	142,954	28,699	17,788	(10,291)	916	14,211	23,997	67,997	(82,336)	203,935
Non-controlling interest	29,380	2,416	10,333	(3,430)	917	27,450	3,589	(160)	(8,851)	61,644
Net profit for the period	172,334	31,115	28,121	(13,721)	1,833	41,661	27,586	67,837	(91,187)	265,579

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the nine-month period
ended Sep 30, 2014

Revenue	3,552,475	255,007	206,868	115,806	24,156	138,323	841,286	39,971	(274,876)	4,899,016
Gross profit	401,210	96,259	52,108	27,387	1,917	37,547	96,683	(6,697)	(20,937)	685,477
Administrative expenses	(192,597)	(11,625)	(6,605)	(7,955)	(260)	(15,154)	(92,909)	(23,120)	42,710	(307,515)
Other income and expenses	521	(2,913)	63	23	-	(428)	7,940	7,691	(822)	12,075
Other gains (losses) , net	-	374	31	-	-	(6)	92	-	-	491
Profit before interests
and taxes	209,134	82,095	45,597	19,455	1,657	21,959	11,806	(22,126)	20,951	390,528
Financial expenses	(177,314)	(18,716)	(15,531)	(37,629)	(44)	(19,556)	(28,295)	(52,621)	10,406	(339,300)
Financial income	152,578	11,924	7,021	34,373	13	11,896	10,374	95,743	(28,118)	295,804
Dividends received	-	-	-	-	-	-	-	137,549	(130,625)	6,924
Share of the profit or loss
in associates under the equity
method of accounting	32,639	(100)	-	-	-	4,811	873	-	(4,915)	33,308
Profit before income tax	217,037	75,203	37,087	16,199	1,626	19,110	(5,242)	158,545	(132,301)	387,264
Income tax	(45,340)	(23,717)	(10,416)	(6,803)	(491)	(5,669)	(2,883)	(10,009)	281	(105,047)
Net profit for the period	171,697	51,486	26,671	9,396	1,135	13,441	(8,125)	148,536	(132,020)	282,217

Profit attributable to:

Controlling interest in the Group	138,762	48,555	19,907	7,047	1,135	4,938	(5,795)	148,712	(127,967)	235,294
Non-controlling interest	32,935	2,931	6,764	2,349	-	8,503	(2,330)	(176)	(4,053)	46,923
Net profit for the period	171,697	51,486	26,671	9,396	1,135	13,441	(8,125)	148,536	(132,020)	282,217

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

No major changes occurred in total assets as compared to the amount stated in the year-end financial statements.

There are no differences as compared to the year-end financial statements based on segmentation or measurement of financial performance by segment.

8	FINANCIAL ASSETS AVAILABLE FOR SALE

This account comprises the investment maintained by the Company directly and indirectly in Transportadora de Gas del Perú S.A. (TGP), a local entity that operates gas transportation systems.  At December 31, 2012 the investment corresponded to shares representing the 0.6% of interest in the TGP’s capital.

In December 2013, the Group acquired from one of the TGP’s shareholders, Pluspetrol Resources Corporation (hereinafter Pluspetrol), an additional 1.04% interest in TGP paying a consideration of US$20 million (equivalent to S/.56.1 million). At December 31, 2013, the fair value of the Group´s interest in TGP equals S/.88.3 million. The change in fair value from 2012 to 2013 of S/.19.1 million, net of the income tax of S/.8.2 million is recorded within other comprehensive income.

Together with the acquisition of the 1.04% interest, the Company acquired from Pluspetrol on behalf of the Canada Pension Plan Investment Board (CPPIB) an additional indirect interest of 11.34% in TGP. The investment for US$217 million was funded entirely by CPPIB. The risk and rewards of the entire investment are assumed by CPPIB.

Given the features of the transaction, it has been treated as an off-balance transaction because, in substance, the Company is acting as an agent for CPPIB. Therefore, the Company has not recognized neither the investment in TGP nor any obligation to CPPIB.

On February 27, 2014 the Company transferred 10.43% to CPPIB and 0.91% to CFI, retaining the 1.04% interest.

9	TRANSACTIONS WITH RELATED PARTIES

a) Transactions with related parties-

Major transactions between the Company and its related parties are summarized as follows:

	From the nine-month
	period ended September30,
	2013	2014

Revenue from sale of goods and services:
- Associates	1,983	8,272
- Joint operations	44,101	31,701
	46,084	39,973

Inter-company services were agreed upon under market terms as if they had been agreed to with third parties.

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

b)	Balances of transactions with related parties

	At December 31,		At September 30,
	2013		2014
	Receivable	Payable	Receivable	Payable
Consorcio Peruano de Conservación	15,080	-	18,804	-
Consorcio Rio Mantaro	3,822	-	5,807	8,273
Consorcio Brocal Pasco	1,913	41	-	-
Consorcio La Gloria	3,696	3,398	3,715	3,385
Consorcio GyM Conciviles	33,405	-	52,523	-
Consorcio Toromocho	62	34	201	-
Consorcio Rio Urubamba	2,798	-	4,416	-
Consorcio Tren Electrico	2,499	-	2,276	-
Consorcio Atocongo	712	-	-	897
Consorcio Constructor Alto Cayma	566	4,881	1,405	-
Consorcio Lima	312	-	-	-
Consorcio Rio Pallca	3,903	-	260	203
Consorcio Norte Pachacutec	556	952	531	850
Consorcio Vial Ipacal	283	-	-	-
Consorcio Terminales	4,294	-	47	4,858
Consorcio Vial Quinua	37	1,315	158	740
Consorcio Vial Sullana	470	-	-	-
Consorcio Ancon Pativilca	-	-	-	260
Consorcio La Chira		51	71	-
Consorcio Alto Cayma	5,557	666	122	1,076
Comerciales Sur	206	-	294	-
Consorcio Proyecto Chiquintirca	134	-	134	-
Consorcio Ingenieria y Construcción Bechtel	-	3,924	-	-
Consorcio Vial Sur	737	-	-	-
Consorcio JV PAnamá	1,323	-	1,015	-
Consorcio Construcciones y Montajes	-	-	112	1,607
Inversiones y Construcciones	-	-	-	-
Consorcio Sistemas SEC	-	-	1,629	-
Stracon Motta Engil JV	-	-	-	-
Consorcio Pasco	-	-	514	-
Consorcio Huacho Pativilca			664	1,657
Consorcio HV GyM			427	-
Terminales del Perú			8,971	711
Consorcio Constructora Incolur-DSD Limitada			-	707
Other minor	1,485	965	1,492	1,723
	83,850	16,227	105,588	26,947

Other related parties:
Ferrovias Argentina SA		8,771	-	14,871
Besco	-	587	-	3,255
El Condor Combustibles	-	-	-	237
	-	9,358	-	18,363
	83,850	25,585	105,588	45,310

Accounts receivable and payable are of current maturity and have no specific guarantees.

Accounts receivable from related parties mainly arise from sales transactions for goods and services with a maturity period of 60 days. These balances are non-interest-bearing because they have short-term maturities and do not require a provision for impairment.

Accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of September 30, 2014, associates in which the Group has significant influence are substantially the same as those existing as of December 31, 2013.

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

The movement of our investments in associates for the nine-month period ended September 30, 2013 and September 30, 2014 is as follows:

	At September	At September
	30, 2013	30, 2014

Beginning balance	37,446	87,967
Acquisition and/or contributions received	2,609	54,868
Share of the profit and loss in associates
under the equity method of accounting	32,603	33,308
Dividends received	(4,420)	(18,822)
Adjustment LQS	7,408	-
Adjustment SEC	9,775	-
Other	2,301	(5,232)
Ending balances	87,722	152,089

On December 2013, the Company was awarded the concession for the operation of Chavimochic Irrigation Project. The project consists of the following activities: i) design and construction work of the third phase of the Chavimochic Irrigation Project, in La Libertad; ii) operation and work maintenance; and iii) water supply to the project users. Construction works will begin in 2015, concession has a 25-year period and total investment amounts to US$647 million.

For the operation of the concession the Company, Constructora Norberto Odebrecht S.A. and Odebrecht Partipacoes e Investimentos S.A. have formed Concesionaria Chavimochic S.A.C. in which the Company has 26.5% interest. As of March 14, 2014 the Company has issued S/.13.3 million equity.

Additionally, the Company acquired Panorama Plaza’s Business with a contribution of S/.28 million, it corresponds to a participation as 35%. The main active is a land located in the district of Santiago de Surco, which is developing the real estate project consisting of a commercial area and two office towers of 17 floors.

11	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the nine-month period ended September 30,2013 and 2014, the movement in property, plant and equipment and intangible assets accounts was as follows:

	Property,
	plant and	Intangible
	equipment	assets

At January 1, 2013	953,531	480,398
Additions	188,613	19,468
Acquisition of subsidiary - net	52,922	13,719
Transfers, disposals and adjustments	(62,666)	42,872
Deductions for sale of assets	(15,277)	-
Depreciation, amortization and impairment charges	(140,318)	(58,094)
Net cost at September 30, 2013	976,805	498,363

At January 1, 2014	952,906	480,885
Additions	330,089	95,960
Acquisition of subsidiary - net	567	9,069
Transfers, disposals and adjustments	(48,616)	(20,782)
Deductions for sale of assets	(28,487)	(46)
Depreciation, amortization and impairment charges	(134,125)	(60,891)
Net cost at September 30, 2014	1,072,334	545,759

Additions to property, plant and equipment comprise of acquisition of plant and equipment intended for the Group’s operations.

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

The amounts registered in Property, plant and equipment and intangible assets were obtained through the acquisition of Coasin Instalaciones Limitada (Note 19), direct control acquired by CAM Chile S.A. and Inversiones y Construcciones Ltda.

Goodwill -

Management reviews the results of its business operations based on the type of economic activity carried out. The economic activities that have given rise to goodwill for the Group were engineering and construction, electro-mechanical works, mining services, IT services and telecommunications services.

Goodwill by cash-generating units is broken down as follows:

	At December	At September
	31, 2013	30, 2014

Construction - Engineering	36,812	31,752
Construction - Mining services	13,366	13,366
Construction - Electromechanical	20,737	20,737
IT services	4,172	4,172
Telecommunications Services	-	7,648
	75,087	77,675

Goodwill from the telecommunications services corresponds to the acquisition of the subsidiary Coasin Instalaciones Limitada, which is subsidiary of CAM Chile S.A. (Note 19).

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on its value in use. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required. As of September 30, 2014 same criteria were applied as those in test impairment at December 31, 2013.

12	BORROWINGS

This item comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December	September	December	September	December	September
	31, 2013	30, 2014	31, 2013	30, 2014	31, 2013	30, 2014

Bank loans	514,228	1,198,271	381,005	1,050,764	133,223	147,507
Leases	281,594	334,762	105,114	120,325	176,480	214,437
	795,822	1,533,033	486,119	1,171,089	309,703	361,944

Bank loans -

As of December 31, 2013 and September 30, 2014, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 2% and 9% in 2013, and 1% and 9% in September 30,2014.

In April 2005, the subsidiary Norvial S.A.signed Loan Agreements with IFC and IDB to finance the construction of the first stage of the road Ancón – Huacho – Pativilca (Red Vial 5) for the amount of US$36 million (S/.123.5 millions).  The remaining of this loan (S/.42.6 millions) was prepaid at the end of 2013. On January 15, 2014 the subsidiary Norvial S.A. signed a short term bridge loan with Banco de Crédito del Perú for the amount of S/. 50 million at an interest rate of 6.32%; further in June 2014 and August 2014, it acquired two loan for S/.10 million each, with the same conditions. This loan will be canceled with the Bond Program to be issue in the local capital market that will finance the construction of the second stage of this road.

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

In June 2014, the subsidiary GyM Ferrovías signed a short term loan with BBVA Continental by S/.200 million at an interest rate of 5.75%, which will due in December 2014. Additionally, in August 2014, signed another short term loan with Banco de Crédito del Perú-BCP by S/.200 million at an interest rate of 5.90%,  which will due in January 2015.

As of September 30, 2014, the Company maintained unused credit limits for S/.2,911 million, which expire within one year (S/.2,626 million as of December 31, 2013).

b) Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amounts		Fair value
	At December	At September	At December	At September
	31, 2013	30, 2014	31, 2013	30, 2014

Other loans	753,223	1,533,033	642,842	1,489,735
Loans from multilateral organizations	42,599	-	44,384	-
	795,822	1,533,033	687,226	1,489,735

The fair value is based on cash flows discounted using a rate based on the borrowing rate of 3.0% and 7.6% (4.1% and 8.05% in 2013). It should be noted that the interest rate used are those applicable and negotiated by each Company.

13	PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At December	At September
	31, 2013	30, 2014

Current portion	8,895	14,542
Non-current portion	43,418	34,311
	52,313	48,653

The movement of this item for the nine-month period ended September 30, 2013 and 2014 is as follows:

		Contingent	Provisions for the	Provision	Provision
	Legal	liabilities from	for the acquisition	for well	for periodic
	claims	acquisitions	of CAM	closure	maintenance	Total

At January 1, 2013	11,380	11,130	35,220	4,897	-	62,627
Additions	802		-	-	-	802
Additions from business combinations	-	815	-	-	-	815
Reversals	(869)	(2,093)	(6,932)	(199)		(10,093)
At September 30, 2013	11,313	9,852	28,288	4,698	-	54,151

At January 1, 2014	12,217	9,852	21,546	4,852	3,846	52,313
Additions	5,819	-		1,759	2,487	10,065
Additions from business combinations	-	5,159	-	-	-	5,159
Reversals	(588)	(4,119)	(7,160)	-	-	(11,867)
Payments	(346)	-	-	(338)	(6,333)	(7,017)
At September 30, 2014	17,102	10,892	14,386	6,273	-	48,653

Reversals for the nine-month period ended September 30, 2014 mainly consists of write-offs of provisions recognized in conjunction with the purchase price allocation related to acquisition of CAM Chile in S/.7.1 million. (S/.6.9 million as of September 30, 2013).

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

14	CAPITAL

As of September 30, 2014 and December 31, 2013, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares at S/.1.00 par value each.

Subsequently, a resolution of the General Meeting on March 26, 2013, as well as agreements adopted at meetings of the Board on May 30, July 23 and August 22 of 2013, mandated the issuance of common stock through a public offering of "American Depositary Shares" (ADS´s) registered in the Securities and Exchange Commission (SEC) and NYSE, increasing the capital sum from S/.558,284 to S/.660,054.

This capital increase was carried out in two tranches as follows:

(i)	The first tranche in the amount of S/.97,674 (representing the issuance of 97,674,420 common shares issued and 19,534,884 ADS’s, therefore, at 5 shares per ADS), and,

(ii)	A second tranche in the amount of S/.4,095 (representing the issuance of 4,095,180 common shares and ADS’s 819,036, issued at 5 shares per ADS rate).

As of September 30, 2014, the amount of 257,162,175 common shares is representing en ADSs (equivalents at 51,432,435 ADS’s therefore, at 5 shares per ADS).

15	EXPENSES BY NATURE

For the nine-month period ended September 30, 2013 and 2014, this item comprises:

	Cost of services and goods	Adminis- trative- expenses	Total

2013
Purchase of goods	766,309	-	766,309
Personnel charges	1,001,536	148,978	1,150,514
Services provided by third-parties	972,575	65,739	1,038,314
Taxes	13,808	892	14,700
Other management charges	480,949	34,677	515,626
Depreciation	133,078	8,420	141,498
Amortization	52,889	5,205	58,094
Variation of inventories	121,224	219	121,443
	3,542,368	264,130	3,806,498
2014
Purchase of goods	703,999	-	703,999
Personnel charges	1,244,725	161,117	1,405,842
Services provided by third-parties	1,444,041	87,256	1,531,297
Taxes	8,629	1,229	9,858
Other management charges	614,070	40,920	654,990
Depreciation	124,701	11,034	135,735
Amortization	54,932	5,959	60,891
Variation of inventories	18,442	-	18,442
	4,213,539	307,515	4,521,054

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

16	INCOME TAX

Income tax expense is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to 31 december 2014 is 27.13% (32.55% for the nine-month period ended September 30, 2013).

17	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of September 30, 2014, total contingencies amounted S/.29 million. In addition the Group had guarantee commitments with different financial institutions securing transactions in the amount of US$49.5 million and S/.87.5 million.

18	DIVIDENDS

For the period ended September 30, 2014, the Group paid dividends on its subsidiaries to its non-controlling entities for S/.51 million (S/.27 million for the same period of 2013).

Dividends from the year ended December 31, 2013, of S/.0.169 per share totaling S/.112,126,908 were approved at the General Shareholders’ meeting held on March 28, 2014, and was paid on April 28, 2014.

19	BUSINESS COMBINATIONS

a)	Acquisition of Coasin Instalaciones Limitada.

In March 2014, through the subsidiaries CAM Chile S.A. and Inversiones y Construcciones Ltda., the Group acquired control of Coasin Instalaciones Limitada with the purchase of 100.00% of its equity shares. Coasin is an entity domiciled in Chile, whose main economic activity is the provision of maintenance and installation services and telecommunications equipment..

This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Chile, and in attractive industries, such as public services.

The Price paid by CAM Chile S.A. for the acquisition of Coasin amounted to US$2.3 million (equivalent to S/.6.6 million) and resulted in the recognition of goodwill for S/.7.6 million at the acquisition date.

The following tables summarize the consideration paid for Coasin and the preliminary determination of fair value of assets acquired, liabilities assumed at the acquisition date:

	S/.000	US$000

Cash and cash equivalents	24	9
Trade accounts receivable	4,639	1,651
Inventories	355	126
Property, plant and equipment	567	202
Intangibles (“Order backlog”)	1,421	506
Deferred income tax	899	320
Trade accounts payable	(3,776)	(1,344)
Contingent liabilities	(5,159)	(1,836)
Fair value of net assets	(1,030)	(366)

Goodwill	7,648	2,723
Total paid for acquisition	6,618	2,357

Cash payment for acquisition	6,618	2,357)
Cash and cash equivalent of the acquired subsidiary	(24)	(9)
Direct cash outflow from acquisition	6,594	2,348

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

The income and the profit generated for the period from the acquisition date to September 30, 2014 amounted to S/.46.6 million and S/.1.8 million, respectively.

The Group has a measurement period not exceeding one year from the acquisition of Coasin date on the additional assets and liabilities arising from new information could be obtained regarding the information that there are recognized in the date of acquisition and which is neither new events occurring after the acquisition date, in this case the Group adjusts the initial amounts recognized in the business combination date.

b)	Acquisition of DSD Construcciones y Montajes S.A. (DSD)

In August 2013, through the subsidiaries GyM Minería S.A., Ingeniería y Construcción Vial y Vives S.A. and GyM Chile S.p.A., the Group acquired control of DSD with the purchase of 85.95% of its equity shares. DSD is an entity domiciled in Chile whose main economic activity is the execution of electromechanical works and assemblies in construction projects of oil refineries, pulp and paper, power plants and mining plants.

During the period of twelve months after the acquisition date the Group reassessed the purchase price allocation from the acquisition of DSD Construcciones y Montajes S.A. which was made in August, 2013 and reallocated the amount of S/.1.7 million from goodwill (net of tax impact of S/.0.5 million and non-controlling interest of S/.0.3 million) to fixed assets, intangible, trade accounts receivable, other accounts receivable and contingent liabilities in the amounts of S/.0.4 million, S/.1.9 million, S/.0.2 million, S/.3.5 million and S/.3 million respectively. This effect corresponds to the measurement period adjustment of the preliminary fair value assigned to the assets and liabilities acquired.

The price paid by GyM for the acquisition of DSD Construcciones y Montajes S.A. amounted to US$37.2 million (equivalent to S/.103.9 million) and resulted in the recognition of goodwill for S/.6.1 million, at the acquisition date, which is detailed as follows:

	Previous reported		Revised
	S/.000	US$000	S/.000	US$000

Cash and cash equivalents	15,530	5,562	15,530	5,562
Trade accounts receivable	74,502	26,684	74,317	26,618
Accounts receivable from related parties	6,605	2,366	10,083	3,611
Prepaid expenses	1,032	369	1,032	369
Investments	2,608	935	2,608	935
Property, plant and equipment	52,504	18,805	52,922	18,955
Intangibles	5,741	2,056	7,591	2,719
Deferred income tax	2,192	785	2,192	785
Trade accounts payable	(5,328)	(1,908)	(5,328)	(1,908)
Other accounts payable	(38,679)	(13,854)	(38,679)	(13,854)
Contingent liabilities	(815)	(292)	(3,846)	(1,378)
Deferred income tax liability	(4,187)	(1,500)	(4,692)	(1,681)
Fair value of net assets	111,705	40,008	113,730	40,733

Non-controlling interest (14.05%)	(15,701)	(5,624)	(15,986)	(5,725)
Goodwill	7,868	2,802	6,128	2,178)
Total paid for acquisition	103,872	37,186	103,872	37,186

Cash payment for the acquisition	103,872	37,186	103,872	37,186
Cash and cash equivalent of the acquired subsidiary	(15,530)	(5,562)	(15,530)	(5,562)
Direct cash outflow from acquisition	88,342	31,624	88,342	31,624

The income and the profit generated for the period from the acquisition date to December 31, 2013 amounted to S/.82.97 million and S/.8.3 million, respectively.

(All amounts are expressed in thousands of S/. unless otherwise stated) UNAUDITED

If DSD Construcciones y Montajes S.A. had been consolidated from January 1, 2013, the income and the profit generated would have been S/.182.68 million and S/.10.15 million, respectively

20	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

a)
On March 24, 2014 we reached an agreement with CPPIB for the purchase of a 51% equity interest in Compañía Operadora de Gas del Amazonas (“COGA”), the operator of TGP, for a total amount of US$25.5 million. CPPIB will also sell 30% of COGA to Enagás, and will retain the remaining19%. This purchase is in process and is subject to certain conditions in order to complete the transaction.

b)
On October 15, 2014 the Company and Alcogroup S.A. from Belgium, sent a binding offer for the share purchase of The Maple Companies Limited consisting on: (i) US$ 4 million for the acquisition of 40.0% of shares of The Maple Companies Limited and, (ii) a commitment for an increase of capital in The Maple Companies Limited of US$13 million. This operation has been approved by Maple Energy PLC Board of Directors, and will be elevated to its Shareholders’ meeting. As a result of this offer, the stakes hold by la Compañía and Alcogroup S.A. in The Maple Companies Limited will be of 30.43% and 43.48%, respectively.

Certain purchase conditions include the sale of 100% of shares of The Maple Gas Corporation del Perú S.R.L. in favor of the subsidiary Graña y Montero Petrolera S.A. (GMP) within a period of thirty days, for US$31 million; as well as to assign the funds from the capital increase, and from the share sale of The Maple Gas Corporation del Perú S.R.L., to Maple Etanol SRL and Maple Biocombustibles SRL. Once the sale is concluded, GMP will own 100% of The Maple Gas Corporation del Perú and the Company will be a minority shareholder (30.43%) of The Maple Companies Limited.